May 6, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Attention: Erin Donahue and/or Sherry Haywood

Re:       GGTOOR, INC.

Offering Statement on Form 1-A

Filed April 7, 2022

File No. 024-11856

Please find the responses to comments issued by the commission on May 4, 2022. It is the desire of the issuer to request Immediate Qualification if the commission finds the changes to Part I and the Offering Statement acceptable. The Company has been advised by the State of Colorado that they are prepared to register our offering. Mr. Derick Oneil, securities examiner with the state of Colorado confirmed the state has “Cleared for Sale” in Colorado and the Company only need provide him with the date of qualification.

Form 1-A filed on April 7, 2022

We have a history of operating losses, and we may need additional financing to meet our future long-term capital requirements., page 7

1.	Please revise to update your disclosure. We note your reference to the year ended May 31, 2019.

Response to Item 1: Update has been made

Executive Compensation, page 25

2. Please update the executive compensation table with executive compensation for fiscal year 2021.

Response to Item 2: Update has been made

General

3. We note in your disclosure that the company is in negotiations with a Netherlands Corporation engaged in NTFs. Please clarify whether the references to NTFs are meant to be references to NFTs, otherwise known as non-fungible tokens.

Response to Item 3: NFT’s have been defined as “Otherwise known as non-fungible tokens”.

4. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that wither have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note from your disclosure that you do not appear to have a business plan. Please provide us with a detailed analysis as to why you are eligible to conduct this offering under Regulation A.

Response to Item 4: The Company has ongoing operations with a specific business plan and purpose. The Company has amended the description of business to accurately reflect the operating business of the Company. The following paragraph has been inserted twice in the offering statement (a) Under MDA and (b) Description of Business

Since becoming GGToor Inc., an eSports company engaged in the business of operating video game tournaments the Company has successfully held 250 events, 151 events and 99 events for the year ended 2021 and YTD 2022. The Company has grown from zero registered players in 2021 to over 59,000 as of May 4, 2022. The Company has generated revenues of $10,016 and $8,607 for the year ended 2021 and YTD 2022. The Company has paid out a total of $136,535 in prize money. The key metric for the business is growth of registered players and if current trends continue the Company is growing its registered players by just over 30% per month.

5. You disclose that you may sell up to 250,000,000 shares at a price range of between $0.001 and $0.08 per share. We note that if the offering were fully subscribed at $0.08 per share it would equal $20 million. However, we also note you have issued common stock in the last year. Please reduce the volume of securities you are offering if you have sold securities in the past year so you do not exceed the $20 million limit. See Rule

251(a)(1).

Response to Item 5: The Company reduced the Maximum offering from $20,000,000 to $15,000,000 to allow for sold securities in the past year not to exceed the $20 million limit. Changes have been made to Use of Proceeds and Dilution to reflect the new maximum offering.

6. We note that you have indicated in Part I that you do not intend to price this offering after qualification pursuant to Rule 253(b). You have also disclosed a price range of $0.001 to $0.08 on the cover page. Note that you use the midpoint of a price range in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification. Please revise to make your disclosures consistent.

Response to Item 6: Part I, Item 4 has been changed from $0.035 to $0.04 to properly reflect the midpoint price range disclosed in the offering.

Respectfully Submitted,

John V. Whitman Jr.

CEO/President/Chairman